SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1910-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

Financial Statements of

UNILENS VISION INC.

Year ended June 30, 2006 and 2005

Report date – September 1, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

We have audited the accompanying consolidated balance sheet of Unilens Vision Inc. as of June 30, 2006 and the related consolidated statement of operations, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilens Vision Inc. as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 1, 2006

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Unilens Vision Inc.

We have audited the consolidated balance sheet of Unilens Vision Inc. as at June 30, 2005 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and the results of its operations and its cash flows for the years ended June 30, 2005 and 2004 in accordance with generally accepted accounting principles in the United States of America.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2006	2005
ASSETS
Current
Cash and cash equivalents	$2,195,633	$374,302
Accounts receivable, net of allowance of $341,625 and $305,000 at June 30, 2006 and 2005, respectively	822,589	842,206
Royalties and other receivables	517,438	481,802
Inventories (Note 3)	962,665	867,158
Prepaid expenses	33,072	16,598
Deferred tax asset – current (Note 16)	1,213,390	1,040,800

Total current assets	5,744,787	3,622,866
Property, plant, and equipment, net (Note 4)	508,467	389,719
Other assets	41,468	36,061
Deferred tax asset (Note 16)	2,674,500	3,268,300

Total assets	$8,969,222	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$497,423	$433,218
Accrued liabilities	499,587	649,024

Total current liabilities	997,010	1,082,242

Total liabilities	997,010	1,082,242

Commitments (Note 10)
Stockholders’ equity
Capital stock (Note 11)
Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,441,315 and 4,193,815	27,575,628	27,434,950
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	—	(18,922)
Deficit	(19,612,386)	(21,190,294)

Total stockholders’ equity	7,972,212	6,234,704

Total liabilities and stockholders’ equity	$8,969,222	$7,316,946

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2006	2005	2004
Sales	$6,110,040	$4,971,577	$4,074,577
Cost of sales	3,404,831	2,958,252	2,415,007

Gross profit	2,705,209	2,013,325	1,659,570

Expenses:
Administration	1,100,729	835,834	862,125
Research and development	162,864	71,680	52,118
Sales and marketing	1,388,257	1,014,231	787,714

	2,651,850	1,921,745	1,701,957

Income (loss) from operations	53,359	91,580	(42,387)

Other items:
Royalty income (Note 5)	1,932,942	1,632,051	937,394
Other income	9,509	7,267	1,468
Remeasurement loss	(5,905)	—	—
Interest income (expense)	28,135	(20,211)	(33,354)

	1,964,681	1,619,107	905,508

Income (loss) before income tax benefit and extraordinary item	2,018,040	1,710,687	863,121
Net deferred income tax benefit (expense) (Note 16)	(421,210)	527,100	3,261,050

Income before net extraordinary item	1,596,830	2,237,787	4,124,171
Net extraordinary item
Gain on extinguishment of debt which is net of associated expenses and applicable income taxes of 2004 - $1,178,050 (Note 9)	—	—	1,952,563

Income for the year	1,596,830	2,237,787	6,076,734

Other comprehensive loss:
Foreign currency translation adjustment	—	(16,766)	(1,378)

Comprehensive income for the year	$1,596,830	$2,221,021	$6,075,356

Income per common share before extraordinary item:
Basic	$0.37	$0.53	$1.01

Diluted	$0.35	$0.50	$1.00

Income per common share from net extraordinary item
Basic	$—	$—	$0.48

Diluted	$—	$—	$0.48

Income per common share:
Basic	$0.37	$0.53	$1.49

Diluted	$0.35	$0.50	$1.48

Weighted average number of common shares (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
	Number of shares	Amount
Balance, June 30, 2003	3,838,815	$27,367,615	$—	$(778)	$(29,504,815)	$(2,137,978)
Common stock issued for cash from exercise of stock options at $0.19 per share in October 2003	325,000	61,750				61,750
Common stock issued for cash from exercise of stock options at $0.18 per share in April 2004	15,000	2,735				2,735
Stock-based compensation			8,970			8,970
Cumulative translation adjustment				(1,378)		(1,378)
Income for the year					6,076,734	6,076,734

Balance, June 30, 2004	4,178,815	27,432,100	8,970	(2,156)	(23,428,081)	4,010,833
Common stock issued for cash from exercise of stock options at $0.19 per share in March 2005	15,000	2,850				2,850
Cumulative translation adjustment				(16,766)		(16,766)
Income for the year					2,237,787	2,237,787

Balance, June 30, 2005	4,193,815	27,434,950	8,970	(18,922)	(21,190,294)	6,234,704
Common stock issued for cash from exercise of stock options at $0.48 per share in July 2005	10,000	4,800				4,800
Common stock issued for cash from exercise of stock options at $0.71 per share in July 2005	7,500	5,325				5,325
Common stock issued for cash from exercise of stock options at $0.48 per share in February 2006	105,000	50,400				50,400
Common stock issued for cash from exercise of stock options at $0.54 per share in February 2006	60,000	32,286				32,286
Common stock issued for cash from exercise of stock options at $0.71 per share in February 2006	50,000	35,500				35,500
Common stock issued for cash from exercise of stock options at $0.82 per share in February 2006	15,000	12,367				12,367
Cumulative translation adjustment				18,922	(18,922)	—
Income for the year					1,596,830	1,596,830

Balance, June 30, 2006	4,441,315	$27,575,628	$8,970	$—	$(19,612,386)	$7,972,212

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$1,596,830	$2,237,787	$6,076,734
Items not affecting cash:
Depreciation and amortization	118,886	79,177	117,414
Deferred tax benefit	421,210	(527,100)	(2,083,000)
Gain on extinguishment of debt – net of associated costs	—	—	(3,130,613)
Stock-based compensation	—	—	8,970
Remeasurement loss	5,905	—	—
Change in non-cash working capital items (Note 12)	(118,925)	(527,489)	(162,287)

Net cash provided by operating activities	2,023,906	1,262,375	827,218

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(337,348)	(122,470)	(157,354)

Net cash used in investing activities	(337,348)	(122,470)	(157,354)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt – related party (Note 8)	—	(400,000)	—
Principal payments on long-term debt	—	(838,139)	(461,861)
Capital stock issued for cash	140,678	2,850	64,485

Net cash provided by (used in) financing activities	140,678	(1,235,289)	(397,376)

Change in cash and cash equivalents during the year	1,827,236	(95,384)	272,488
Effect of exchange rate changes on cash and cash equivalents	(5,905)	(2,753)	(1,378)
Cash and cash equivalents, beginning of year	374,302	472,439	201,329

Cash and cash equivalents, end of year	$2,195,633	$374,302	$472,439

Cash paid during the year for interest	$—	$20,252	$48,483

Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2006

1.	NATURE OF BUSINESS

The business of Unilens Vision Inc. and subsidiary (the “Company”) is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of national distributors, independent sales representatives and in house sales personnel. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. (“Bausch and Lomb”) (Note 5).

2.	SIGNIFICANT ACCOUNTING POLICIES

During the fiscal year ended June 30, 2004, the Company elected to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in United States dollars. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Refer to Note 19 for differences between the amounts reported in these consolidated financial statements and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP.

The significant accounting policies adopted by the Company are as follows:

Consolidation

These consolidated financial statements include the accounts of Unilens Vision Inc. and its wholly-owned subsidiary, Unilens Corp. USA.

All significant inter-company accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Currency

These financial statements are expressed in United States dollars, as the Company’s operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

The Company’s functional currency is the United States dollar. The Company follows the remeasurement method of translation since the Canadian records are kept in Canadian dollars. This method translates foreign monetary assets and liabilities at the rate of exchange at the balance sheet date. Foreign nonmonetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rate. Revenues and expenses from Canadian operations, other than those related to nonmonetary assets and liabilities, are translated at the weighted average exchange rate for the period. The resulting remeasurement gain or loss is taken directly to the income statement.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

Accounts receivable

Accounts receivable consist of contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Also included in this allowance is an amount for product returns, based on an analysis of the Company’s history of credit memos issued. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $341,625 and $305,000 at June 30, 2006 and 2005, respectively, is considered adequate. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

Property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated depreciation. Plant and equipment and office equipment are depreciated on a straight-line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life of the asset. Expenditures for certain maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. For US income tax purposes, the Company uses accelerated methods of depreciation for all assets.

Patents and trademarks totalling $1,407,811 are recorded at cost and are amortized over their estimated useful lives of up to 10 years on a straight-line basis. At June 30, 2006 and 2005, the patents and trademarks are fully amortized. Amortization expense of patents and trademarks was $0, $6,915 and $68,127 during 2006, 2005 and 2004, respectively.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), the carrying values of property, plant and equipment, and intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review of recoverability, the Company estimates the future cash flows that are expected to result from the use of the assets and their eventual disposition. Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future cash flows, and these differences may be material. If an asset is determined to be impaired, the Company recognizes a loss being the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on discounting the estimated future cash flows. During the periods presented, the Company determined that its property, plant and equipment and intangible assets were not impaired.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Revenue recognition and discounts

The Company recognizes revenue on sales of optical products upon shipment, when title passes, and ultimate collection is reasonably assured. At the same time, the Company charges operations for the estimated cost of future returns based on historical experience for the respective product types. The Company offers discounts on its products. The costs of these discounts are recognized at the date at which the related sales revenue is recognized and are recorded as a reduction of sales revenue.

Royalty income

The Company recognizes royalty income at the end of each quarter based on the net sales of licensed products sold during the quarter, which is provided by the licensee, times the royalty rate. Royalty income is included in other items on the consolidated statement of operations.

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling are included in cost of sales.

Advertising costs

The Company expenses costs when incurred. Advertising expense was approximately $325,005, $217,409 and $81,000 for the years ended June 30, 2006, 2005 and 2004, respectively; there were no advertising costs that met the criteria for capitalization.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2006, 2005 and 2004 were $162,864, $71,680 and $52,118, respectively. For tax purposes, the Company capitalizes these costs and amortizes them over 10 years.

Income per common share

Basic income per common share is calculated by dividing the income for the year by the weighted-average number of common shares outstanding during the year.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

Stock-based compensation and stock options

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the year ended June 30, 2006 since no options were granted during the year, and all options outstanding at the beginning of the year were fully vested.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Prior to adoption of SFAS 123R, the Company accounted for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and accordingly, did not recognize any compensation expense for stock option grants since compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant that is over the amount employees are required to pay for the stock. Also, the Company previously accounted for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 “Accounting for Stock Based Compensation,” and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

The following table illustrates the effect on income and income per share for the years ended June 30, 2005 and 2004 (years prior to adoption of SFAS 123) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2005	2004
Income as reported:	$2,237,787	$6,076,734
Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—	8,970
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(21,356)	(87,283)

Pro-forma income	$2,216,431	$5,998,421

Income per common share, as reported
Basic	$0.53	$1.49

Diluted	$0.50	$1.48

Pro-forma income per common share
Basic	$0.53	$1.47

Diluted	$0.50	$1.46

See Note 11 for additional disclosure on the Company’s stock-based compensation.

Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material effect on the Company’s consolidated financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that (changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 did not have a material effect on the Company’s consolidated financial position or results of operations.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). This new statement amends Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material effect on the Company’s consolidated financial position or results of operations.

3.	INVENTORIES

	2006	2005
Raw materials	$262,262	$220,708
Work in progress	20,962	28,342
Finished goods	1,189,441	1,077,603

	1,472,665	1,326,653
Less allowance for obsolescence	510,000	459,495

	$962,665	$867,158

All inventories are pledged as collateral on loans (Notes 7 and 9).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

4.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Plant and equipment	$4,918,878	$4,635,313	$283,565	$4,867,873	$4,559,018	$308,855
Office equipment	404,254	240,197	164,057	277,014	214,409	62,605
Leasehold improvements	220,442	159,597	60,845	161,053	142,794	18,259

	$5,543,574	$5,035,107	$508,467	$5,305,940	$4,916,221	$389,719

Depreciation expense of property, plant and equipment was $118,886, $72,262 and $49,287 during 2006, 2005 and 2004, respectively. All property, plant and equipment is pledged as collateral on loans (Notes 7 and 9).

5.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2006, 2005 and 2004, the Company recorded $1,932,942, $1,632,051 and $937,394, respectively, in Bausch & Lomb royalty revenues.

6.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2006 and 2005, the balance due was $68,593 and $178,260. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next four years.

7.	LINE OF CREDIT

During 2005, the Company obtained a line of credit of $1,000,000, with interest rate terms of LIBOR plus 2.5 percent. In April 2006, the line of credit was amended and increased to $1,500,000, with the same interest rate terms of LIBOR plus 2.5 percent and maturing in April 2007. The line is collateralized by all assets of Unilens Corp. USA. As of June 30, 2006, the Company does not have any amounts outstanding on this line of credit. Under the credit agreement, the Company is required to meet specified financial covenants. At June 30, 2006, the Company was in compliance with these covenants.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

8.	NOTE PAYABLE, RELATED PARTY

At June 30, 2004, the Company had a note payable with a related party in the amount of $400,000. The note was collateralized by the assets of its subsidiary Unilens Corp. USA. and guaranteed by the Company. The note was originally due, but not paid, on January 31, 1995. The Company paid interest monthly at prime plus three percent through December 2003. During October 2003, this note was amended and the payment terms of the note changed to quarterly instalments of $25,000 plus interest starting January 2004 and maturing April 2008. The Company paid the full amount due on this note during the year ended June 30, 2005.

The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties.

9.	LONG-TERM DEBT AND EXTRAORDINARY ITEM

During 1989, the Company acquired substantially all of the assets that comprise its business through an Asset Purchase Agreement. The purchase price for the business and its assets was for $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company recorded the assets and the obligation net of imputed interest. The Company defaulted on the obligation in 1992 and 1993 and, as a result of litigation, the Company entered into a Settlement and Forbearance Agreement with its creditor, Competitive Technologies, Inc. This agreement established a payment schedule to cure the delinquent payments; however, it stipulated that in the event of default by the Company, all amounts owed through the date of the default would be due in accordance with the original debt agreement. The Company continued to default on the loan and, during 1994, began negotiations with Competitive Technologies, Inc. for relief with respect to the debt. The Company did not make any of its annual payments from 1995 through June 30, 2003.

During October 2003, the Company entered into another settlement agreement with Competitive Technologies, Inc. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date. Any quarterly payment increase will accelerate payment of the obligation, but not increase it. On the date of the settlement agreement, the Company recognized a one-time extraordinary gain of approximately $1,952,000, which is net of related costs and applicable income taxes. At June 30, 2004 the Company owed $838,139 on this note. The Company paid the full amount due on this note during the year ended June 30, 2005.

The calculation of the extraordinary gain on extinguishment of debt at June 30, 2004 is as follows:

Note balance before debt forgiveness	$4,474,576
Note balance after debt forgiveness	1,250,000

Gross amount forgiven	3,224,576
Related cost	93,963

Extraordinary gain pre-tax	3,130,613
Tax effect (37.63 percent)	1,178,050

Extraordinary gain net of tax	$1,952,563

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

10.	OPERATING LEASES

The Company leases, through Unilens Corp. USA, a combined office and manufacturing facility in Largo, Florida and a sales office in Clearwater, Florida. The Largo lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly rental payments of $17,000 with an adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent. The Clearwater lease agreement calls for approximate monthly rental payments of $2,433, with an escalation of rental payments based on increases in the landlord’s operating expenses, utility costs and real estate taxes. The lease term is through May 31, 2009.

The Company also rents certain office equipment under operating leases with lease terms of less than one year.

Rent expense under all operating leases was approximately $224,000, $221,000 and $221,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next three years and thereafter are approximately as follows:

Year ended June 30,	Operating leases
2007	$233,740
2008	256,753
2009	85,573

Total	$576,066

11.	CAPITAL STOCK AND SUBSEQUENT EVENTS

On October 16, 2003, the Company issued 280,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $53,200.

On October 28, 2003, the Company issued 45,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $8,550.

On April 12, 2004, the Company issued 15,000 common shares on exercise of employee stock options at an exercise price of $0.1823 per share raising gross proceeds of $2,735.

On March 24, 2005, the Company issued 15,000 common shares on exercise of employee stock options at an exercise price of $0.19 per share raising gross proceeds of $2,850.

On July 18, 2005, the Company issued 10,000 and 7,500 common shares on exercise of employee stock options at exercise prices of $0.48 and $0.71 per share raising gross proceeds of $4,800 and $5,325, respectively.

On February 17, 2006, the Company issued 105,000, 60,000, 50,000 and 15,000 common shares on exercise of employee stock options at exercise prices of $0.48, $0.5381 ($0.62Cdn.), $0.71 and $0.8245 ($0.95Cdn.) per share raising gross proceeds of $50,400, $32,286, $35,500 and $12,367, respectively.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. The Company also stated its plan to begin paying a regular quarterly dividend. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid will commence on August 21, 2006 and end on August 20, 2007. All shares purchased will be effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12 month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12 month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the year ended June 30, 2006:

	Number of Options	WeightedAverage Exercise Price (1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	380,000	$0.63

Exercised	(247,500)	$0.57

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of year	132,500	$0.79	2.5	$326,350

Options exercisable, end of year	132,500	$0.79	2.5	$326,350

(1)	For the purpose of calculating the weighted average exercise prices and aggregate intrinsic values in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates. The intrinsic value of a stock option is the amount by which the market value (closing price at June 30, 2006—$3.25) exceeds the exercise price.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

The weighted-average grant date fair value of stock options granted during the three years ended June 30, 2006, 2005 and 2004 was $0.00 (no options granted), $1.07 and $0.25 Cdn., respectively.

Cash proceeds, tax benefits and intrinsic value related to options exercised during the three years ended June 30, 2006, 2005 and 2004 are provided in the following table:

	2006	2005	2004
Proceeds from stock options exercised	$140,678	$2,850	$64,485
Tax benefit related to stock options exercised	$0	$0	$0
Intrinsic value of stock options exercised	$768,597	$35,250	$0

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2006:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn. $	0.25	October 12, 2006
20,000	20,000	Cdn. $	0.62	December 9, 2008
30,000	30,000	US $	0.48	December 9, 2008
30,000	30,000	Cdn. $	0.95	March 3, 2009
22,500	22,500	US$	0.71	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

132,500	132,500

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant.

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2006 (1)	2005		2004
Risk free interest rate	N/A		4%		2.75%
Expected life of options	N/A		5 years		5 years
Expected volatility	N/A		56%		85%
Expected dividend yield	N/A		Nil		Nil
Weighted average estimated fair value per option issued	N/A	US $	1.07	Cdn.$	0.25

(1)	There were no options granted in 2006.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004
Cash provided by (used in):
Accounts and royalties and other receivables	$(16,019)	$(442,421)	$(261,317)
Inventories	(95,507)	(163,405)	24,235
Prepaid expenses and other assets	(21,882)	(3,942)	1,768
Accounts payable and accrued liabilities	14,483	82,279	73,027

Change in non-cash working capital items	$(118,925)	$(527,489)	$(162,287)

At June 30, 2006 and 2005, the Company has recorded $38,713 and $138,427 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2006, 2005 and 2004 there were no significant non-cash investing or financing activities.

13.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2006 not elsewhere disclosed herein are as follows:

i)	the Company paid or accrued accounting fees to an officer of the Company, which is included in administrative expense in the amounts of $0, $5,269, and $4,462 during the years ended June 30, 2006, 2005, and 2004, respectively;

ii)	the Company paid or accrued interest on a note payable to an affiliated company (Note 8) in the amounts of $0, $20,252, and $48,483 during the years ended June 30, 2006, 2005, and 2004, respectively.

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

14.	CONCENTRATIONS

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk, which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the year ended June 30, 2006, the Company purchased approximately 22% of its inventory from that supplier (2005- 28%, 2004-24%). At June 30, 2006, the Company owed this supplier approximately $112,000 (2005- $54,000).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

15.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the years ended June 30:

	2006	2005	2004
Disposable lenses	$2,891,727	$2,312,152	$1,652,970
Conventional soft lenses	1,322,303	1,073,740	914,611
Gas permeable lenses	642,651	676,670	818,908
Replacement and other lenses	1,253,359	909,015	688,088

Total sales	$6,110,040	$4,971,577	$4,074,577

16.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate is as follows:

	2006	2005	2004
Statutory expense (benefit) at the federal rate of 34%	$686,134	$581,634	$293,461
State tax expense (benefit), net of federal effect	75,400	64,500	37,000
(Deductible) non-deductible expenses	19,676	(14,800)	16,450
Decrease in deferred income tax valuation allowance	(360,000)	(1,158,434)	(3,607,961)

	$421,210	$(527,100)	$(3,261,050)

The income tax expense (benefit) for the years ended June 30, 2006, 2005 and 2004 consists of recording deferred taxes in the amount of $421,210, ($527,100) and ($3,261,050), respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Amounts of deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets
Inventory allowance	$191,900	$172,900
Allowance for bad debt, returns, and allowances	128,500	114,800
Other timing differences	237,500	125,500
Loss carry forward – United States	3,365,090	4,258,200
Loss carry forward – Canada	137,879	117,233

	4,060,869	4,788,633
Valuation allowance	(137,879)	(477,233)

	3,922,990	4,311,400
Deferred tax liability
Tax amortization of property, plant and equipment	(35,100)	(2,300)

Net deferred tax asset	3,887,890	4,309,100
Less current portion	(1,213,390)	(1,040,800)

Long-term portion	$2,674,500	$3,268,300

As of June 30, 2006, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the Company, generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and determined an allowance against the deferred tax asset was not necessary. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to increase its current level of taxable income, thereby fully realizing its deferred tax asset relating to its United States activity recorded at June 30, 2006. An allowance could be required if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

The Company has a deferred tax asset for a Canadian net operating loss. Consistent with prior years, the Company has recorded a full valuation allowance against the Canadian net operating loss, since the loss may never be utilized.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

The Company has unused operating loss carryforwards available at June 30, 2006 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2007	$2,003,251
2008	2,249,395
2009	923,057
2010	1,230,135
2011-2022	2,584,174

Total	$8,990,012

The Company also has approximately Cdn $387,299 of unused non-capital loss carryforwards in Canada available at June 30, 2006 which expire from 2007 to 2016.

17.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company’s board of directors. For the years ended June 30, 2006, 2005 and 2004, the Company contributed to the plan $44,165, $28,248, and $17,022 respectively. The Company does not have any liabilities for the plan as of June 30, 2006.

18.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2006	2005	2004
Basic	4,294,836	4,182,842	4,069,881
Effect of dilutive options	227,730	275,424	44,841

Diluted	4,522,566	4,458,266	4,114,722

19.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Prior to the year ended June 30, 2004 the Company prepared its consolidated financial statements in United States dollars in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2006 and 2005 and, for the years ended June 30, 2006, 2005 and 2004, for the consolidated statements of operations, cash flows and stockholders’ equity (deficiency).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in U.S. Dollars)

JUNE 30, 2006

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the year ended June 30, 2004. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company would apply this difference in accounting policy on a retroactive basis with the accumulated deficit balance and additional paid-in-capital balance being adjusted by $114,991 for the cumulative effect of the charges for the fiscal years ended prior to July 1, 2004. Stock based compensation charges for the years ended June 30, 2006 and 2005 were $0 (no options were granted during the year ended June 30, 2006) and $21,356. The stock based compensation charges for the years ended June 30, 2006 and 2005 had no effect on basic or diluted income per common share.

Extraordinary item

Under US GAAP, the gain on debt settlement during the year ended June 30, 2004 of $3,130,613 is disclosed in the statement of operations as an extraordinary item net of related taxes of $1,178,050. Under Cdn GAAP, the gain on debt settlement is disclosed as an unusual item and the related tax effect is included in the tax provision for the year.

Report of Independent Registered Public Accounting Firm on Schedule

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated September 1, 2006, we have also audited Schedule I for the year ended June 30, 2006. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

September 1, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Unilens Vision Inc.

In connection with our audit of the consolidated financial statements of Unilens Vision Inc. referred to in our report dated October 20, 2005, we have also audited Schedule I for the year ended June 30, 2005.

In our opinion, this schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

Unilens Vision Inc.

Schedule I

Valuation and Qualifying Accounts

Years Ended June 30, 2006 and 2005

	Balance Beginning of Year	Additions				Deductions	Balance End of Year
		Charged to Cost and Expense		Charged to Other Accounts
June 30, 2006
Allowance for doubtful accounts	$175,000	$18,381	(1)			$(5,381)	$188,000
Allowance for returns	130,000			$1,735,694	(2)	(1,712,069)	153,625

Total allowance for doubtful accounts and returns	305,000	18,381		1,735,694		(1,717,450)	341,625
Allowance for inventory	459,495	146,188	(3)			(95,683)	510,000

Total	$764,495	$164,569		$1,735,694		$(1,813,133)	$851,625

June 30, 2005
Allowance for doubtful accounts	$168,000	$16,477	(1)			$(9,477)	$175,000
Allowance for returns	90,000			$1,149,838	(2)	(1,109,838)	130,000

Total allowance for doubtful accounts and returns	258,000	16,477		1,149,838		(1,119,315)	305,000
Allowance for inventory	486,000	41,932	(3)			(68,437)	459,495

Total	$744,000	$58,409		$1,149,838		$(1,187,752)	$764,495

(1)	Uncollected receivables written-off, net of recoveries.

(2)	Returned product, offset to sales.

(3)	Obsolete inventory written-off.

Form 52-109F1 Certification of Annual Filings

I, Alfred W. Vitale, President and Chief Executive Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending June 30, 2006;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 27, 2006

/s/ Alfred W. Vitale
Alfred W. Vitale
President and Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, Michael J. Pecora, Chief Financial Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending June 30, 2006;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 27, 2006

/s/ Michael J. Pecora
Michael J. Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2006

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2006 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 19 to the Financial Statements describes any material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the fiscal year ended June 30, 2006 (the “2006 Fiscal Year”) and includes relevant information up to October 27, 2006 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 46% of our revenue. Revenue was bolstered by the launch in January 2005 of a new toric multifocal utilizing our patented technology and from product acquisitions in February 2005, which account for approximately 12% and 11% respectively of our revenue for the 2006 Fiscal

Year. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the 2006 Fiscal Year we were debt free, and recognized approximately $0.4 million in deferred tax benefits.

Sales for the 2006 Fiscal Year increased by 23% to $6.1 million, compared to $5.0 million for the fiscal year ended June 30, 2005 (the “2005 Fiscal Year”). The increase was primarily due to significant growth in the sales of the C-Vue disposable multifocal, new product acquisitions and a product launch, which was partially offset by an expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the 2006 Fiscal Year increased by $0.3 million to $2.0 million, primarily resulting from an increase in royalty income. As of June 30, 2006 we had positive working capital of $4.7 million, which represents an increase of $2.2 million compared to Fiscal Year 2005. The increase in working capital was principally due to an increase in cash (primarily from royalty income) and a decrease in accrued liabilities.

At the end of Fiscal Year 2006 we had stockholders’ equity of $8.0 million representing an increase of $1.7 million. The increase in stockholders’ equity was primarily from operating profits and royalty income during the 2006 Fiscal Year.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2006, 2005, and 2004. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2006 ($)	2005 ($)	2004 ($)
Income Statement Data
Revenues	6,110,040	4,971,577	4,074,577
Income (loss) from operations	53,359	91,580	(42,387)
Income (loss) before tax benefit and extraordinary items	2,018,040	1,710,687	863,121
Income before extraordinary items	1,596,830	2,237,787	4,124,171
Income for the year	1,596,830	2,237,787	6,076,734
Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.37	0.53	1.01
Diluted	0.35	0.50	1.00
Income for the year
Basic	0.37	0.53	1.49
Diluted	0.35	0.50	1.48
Dividends	—	—	—
As at June 30
Balance Sheet Data
Total assets	8,969,222	7,316,946	6,095,950
Working capital	4,747,777	2,540,624	1,381,148
Long-term liabilities	—	—	688,139
Total liabilities	997,010	1,082,242	2,085,117
Capital stock	27,575,628	27,434,950	27,432,100
Stockholders’ equity	7,972,212	6,234,704	4,010,833

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,932,942, $1,632,051, and $937,394 for the 2006, 2005 and 2004 Fiscal Years, respectively.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets, expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2006 Fiscal Year we recorded a net income tax expense of $421,210. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Year Ended June 30, 2006	Year Ended June 30, 2005
Payroll and benefits	$1,097,251	$900,093
Raw materials and supplies	1,287,655	1,070,874
Allocations and other expenses	1,019,925	987,285

	$3,404,831	$2,958,252

General and Administrative:	Year Ended June 30, 2006	Year Ended June 30, 2005
Consulting/professional fees	$290,561	$234,788
Bad debts	18,376	16,902
Depreciation and amortization	41,610	29,135
License, taxes, and regulatory fees	65,125	59,193
Office, insurance, and supplies	342,663	174,603
Rental and utilities	349,972	332,677
Travel and entertainment	29,046	35,523
Wages and benefits	791,099	655,588
Allocated expenses	(827,723)	(702,575)

	$1,100,729	$835,834

Sales and Marketing:	Year Ended June 30, 2006	Year Ended June 30, 2005
Consulting fees	$245,675	$212,243
Depreciation and amortization	4,359	1,287
Office, insurance, and supplies	61,744	56,711
Promotion and advertising	395,030	280,505
Rental and utilities	5,562	1,993
Travel and entertainment	25,526	20,061
Wages and benefits	448,466	264,475
Allocated expenses	201,895	176,956

	$1,388,257	$1,014,231

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,488,215 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
20,000	20,000	Cdn. $	0.62	December 9, 2008
25,000	25,000	US $	0.48	December 9, 2008
15,000	15,000	Cdn. $	0.95	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

80,000	80,000

The above common shares issued and options table both as of the report date, reflect 52,500 options exercised and shares issued, subsequent to the end of the 2006 Fiscal Year. Gross proceeds raised from the options exercised totalled $33,165. In addition, the above common shares issued, reflects the buyback and cancellation of 5,600 common shares subsequent to the end of the 2006 Fiscal Year. Gross disbursements for the common share buybacks totalled $23,939.

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. Gross disbursements for the common share dividends paid totalled $1,120,954.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the 2006 Fiscal Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
July 18, 2005	Exercise of options	10,000	$0.48	$4,800	Cash	Nil
July 18, 2005	Exercise of options	7,500	$0.71	$5,325	Cash	Nil
February 17, 2006	Exercise of options	105,000	$0.48	$50,400	Cash	Nil
February 17, 2006	Exercise of options	60,000	$0.54	$32,286	Cash	Nil
February 17, 2006	Exercise of options	50,000	$0.71	$35,500	Cash	Nil
February 17, 2006	Exercise of options	15,000	$0.82	$12,367	Cash	Nil
Total		247,500	$0.57	$140,678

Options granted by the Company during the fiscal year ending June 30, 2006 – None

Shares in escrow or subject to pooling as at June 30, 2006 – None

Results of Operations

Current Quarter

During the three months ended June 30, 2006 (the “Current Quarter”) we earned income before tax of $490,328 compared to income before tax of $541,533 for the three months ended June 30, 2005 (the “Prior Quarter”). The decrease in income before tax during the Current Quarter of $51,205 as compared to the Prior Quarter, was primarily due to (i) a slight decrease in royalty income under the license agreement with Bausch & Lomb of $4,131 to $469,496 in the Current Quarter as compared to $473,627 in the Prior Quarter, due to a 14% decrease in the contractual royalty rate during the Current Quarter offset by increased sales of the licensed product, (ii) an increase in gross margin of $81,798 , offset by (iii) an increase in expenses of $134,659 as described below, and (iv) a increase in interest income and other income of $5,787. After recording a net deferred income tax benefit of $164,938, we had net income of $655,266 or $0.14 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $1,515,118 or $0.34 per diluted share after recording a net deferred income tax benefit of $973,585.

Sales during the Current Quarter were $1,550,354, a decrease of $18,952 (1.2%), as compared to sales of $1,569,306 during the Prior Quarter. The disposable lens category increased by 17.3% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased by 9.4% due to a decrease in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 16.2%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 18.9% due primarily to a cycling and decrease of sales from the SoftCon and Aquaflex brands acquired from CIBA Vision at the end of February 2005, which accounted for approximately 11% of our sales during the Current Quarter and by sales decreases in product lines that are nearing the end of their life cycle. Gross margin increased to 48.7% in the Current Quarter compared to 42.9% in the Prior Quarter due a reorganization and efficiencies gained in the manufacturing operations and to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased due to (i) higher general legal expenses in the Current Quarter, (ii) higher insurance premiums in the Current Quarter versus less insurance expense due to insurance credits received in the Prior Quarter, (iii) from additional personnel (salaries) in the Current Quarter and (iv) from additional depreciation and other expenses associated with the general increase in the Company’s business during the Current Quarter. Sales and marketing expenses increased primarily due to salaries associated with additional sales positions, and costs associated with continued support of the February 2006 launch of the C-Vue Aspheric single vision lens.

During the Current Quarter we recorded an income tax benefit of $164,938 compared to an income tax benefit in the Prior Quarter of $973,585. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the quarter.

Current Year

During the 2006 Fiscal Year (the “Current Year’) we earned income before tax of $2,018,040 compared to income before tax of $1,710,687 for the 2005 Fiscal Year (the “Prior Year”). The increase in income before tax during the Current Year of $307,353, as compared to the Prior Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb, (see the Current Quarter discussion above related to a 14% decrease in the contractual royalty rate) of $300,891 to $1,932,942 during the Current Year as compared to $1,632,051 of royalty income earned during the Prior Year, (ii) an increase in gross margin of $691,884 on higher sales during the Current Year, offset by (iii) an increase in expenses of $730,105 as described below, and (iv) a decrease in interest and other expenses together with an increase in interest income, for a net increase in income of $44,683. After recording income tax expense of $421,210, we had net income of $1,596,830 or $0.35 per diluted share for the 2006 Fiscal Year. In comparison, in the Prior Year we had net income of $2,237,787 or $0.50 per diluted share after recording a net deferred income tax benefit of $527,100.

Sales during the Current Year were $6,110,040, an increase of $1,138,463 (22.9%), as compared to sales of $4,971,577 during the Prior Year. The disposable lens category increased by 25.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased by 23.1% due to sales of our C-Vue Toric multifocal which was launched in January of 2005. Our gas permeable category as expected decreased, by 5.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 37.9% due to the acquisition of the SoftCon and Aquaflex brands from CIBA Vision at the end of February 2005, which accounted for approximately 11% of our sales during the Current Year. Gross margin increased from 40.5% in the Prior Year to 44.3% in the Current Year due to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $374,026 and administration expenses of $264,895. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with an escalation in our marketing campaigns to support existing and new product launches. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense, and additional wages for personnel associated with the general increase in the Company’s activities during the year.

During the Current Year we recorded income tax expense of $421,210 compared to an income tax benefit in the Prior Year of $527,100. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Fiscal Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2006 and 2005 Fiscal Years.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,550,354	1,585,086	1,405,486	1,569,114	1,569,306	1,270,592	1,021,725	1,109,954
Operating income (loss) for the quarter	4,385	15,514	(46,613)	80,073	57,246	32,812	(11,900)	13,422
Income (loss) before tax benefit	490,328	513,808	485,696	528,208	541,533	440,790	361,901	366,463
Income for the period	655,266	314,689	297,399	329,476	1,515,118	272,206	210,153	240,310
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.15	0.07	0.07	0.08	0.36	0.06	0.05	0.06
Diluted	0.14	0.07	0.07	0.07	0.34	0.06	0.05	0.05

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the Current Quarter, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	469,496	489,551	526,809	447,086	473,627	414,207	386,983	357,234

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2006 we recorded approximately $0.4 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2006, the Company had working capital of $4,747,777, representing an increase of $611,738 from our working capital at March 31, 2006. Positive cash flow from operating activities totalled $797,374, and we used cash of $58,118 for the purchase of capital additions during the quarter ending June 30, 2006.

Current Year

As of June 30, 2006, the Company had working capital of $4,747,777 representing an increase of $2,207,153 from our working capital at June 30, 2005. During the Current Year, we generated $2,023,906 in cash from operations representing an increase of $761,531 from $1,262,375 generated during the year ended June 30, 2005. We used cash of $337,348 during the Current Year for the purchase of capital additions, an increase of $214,878 from the Prior Year. The Company also received cash of $140,678 from capital stock issued from the exercise of stock options during the Current Year. The Company used net cash of $1,235,289 for financing activities during the Prior Year, primarily consisting of $1,238,139 used for the early repayment and complete elimination of our term debt. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2007.

Related Party Transactions

During the 2006 Fiscal Year, we incurred $0 (2005—$5,269) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $0 (2005—$20,252) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. During the 2006 Fiscal Year the Company’s C-Vue disposable products accounted for approximately 47% of sales. The Company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 46% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate solid earnings growth for the fiscal year ending June 30, 2007. This earnings growth will be derived primarily from royalty income from increasing demand for our licensed multifocal technology, and from growth of our C-Vue brand contact lenses.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, we have retained RJ Falkner and Company (“Falkner”) as investor relations counsel for a full range of investor relations services including assisting us in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. We pay a monthly consulting fee and reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with an expiry date of March 9, 2009.

Disclosure Controls and Procedures

As at the fiscal year ended June 30, 2006, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper – Secretary
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”
ALFRED W. VITALE, PRESIDENT